SCHEDULE 14A
                               (RULE 14a-101)
                          SCHEDULE 14A INFORMATION

             PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE
                     SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 4)

 Filed by the Registrant {  }
 Filed by a Party other than the Registrant {X}

 Check the appropriate box:

 {  }   Preliminary Proxy Statement
 {  }   Confidential, For Use of the Commission Only (as permitted by
          Rule 14a-6(e)(2))
 {X }   Definitive Proxy Statement
 {  }   Definitive Additional Materials
 {  }   Soliciting Material Pursuant to Rule 14a-11(c) or Rule 14a-12


                                 SCIOS INC.
              ------------------------------------------------
              (Name of Registrant as specified in its charter)


                               RANDAL J. KIRK
                                 RJK, L.L.C.
                              KIRKFIELD, L.L.C.
                       THE KIRK FAMILY INVESTMENT PLAN
    --------------------------------------------------------------------
    (Name of person(s) filing proxy statement, if other than Registrant)


 Payment of Filing  Fee (Check the appropriate box):

 {X}  No fee required.

 { }  Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and
      0-11.

      (1)  Title of each class of securities to which transaction applies:
      (2)  Aggregate number of securities to which transaction applies:
      (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11:
      (4)  Proposed maximum aggregate value of transactions:
      (5)  Total fee paid.
 _____
 { }  Fee paid previously with preliminary materials.
 { } Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      (1)  Amount Previously Paid:
      (2)  Form, Schedule or Registration Statement No.:
      (3)  Filing Party:
      (4)  Date Filed:







                        -------------------------------

                         SUPPLEMENT DATED JANUARY 19, 2000
                                      TO THE
                      PROXY STATEMENT DATED JANUARY 11, 2000
                                         OF
                                  RANDAL J. KIRK
                                    RJK, L.L.C.
                                KIRKFIELD, L.L.C.
                        THE KIRK FAMILY INVESTMENT PLAN

                        -------------------------------

                        ANNUAL MEETING OF STOCKHOLDERS
                                      OF
                                  SCIOS INC.
                         TO BE HELD FEBRUARY 28, 2000

                        -------------------------------


 Dear Fellow Stockholder of Scios Inc.:

      The purpose of this supplemental Proxy Statement (the "Supplement") is to inform you that, due to the current time commitment required of William
 E. Yelle as an officer at Sepracor Inc. and the potential time commitment that would be required of Mr. Yelle as a possible member of the Board of Directors of the Company, Mr. Yelle has concluded that he is no longer able to serve as one of the seven Kirk Stockholders' nominees to the Board of Directors of the Company (the "Nominees") and, therefore, is being replaced with Dr. Douglas Covington as a Nominee. Accordingly, the Kirk Stockholders' initial Proxy Statement, dated January 11, 2000 (the "Initial Proxy Statement") is being supplemented by this Supplement to add information regarding Dr. Covington.

      Included with this Supplement is a WHITE proxy which supercedes the proxy which you may have previously received. If you have not already voted any WHITE proxy previously sent to you, please disregard it and instead please vote the replacement WHITE proxy enclosed herewith. If you have voted the WHITE proxy distributed to you with the Initial Proxy Statement, it will be voted as indicated, except that the person named as proxy in the Kirk Stockholders' WHITE proxy will exercise his authority to vote at the Meeting for Dr. Douglas Covington as a substituted Nominee in place of William E. Yelle. As stated in the Kirk Stockholders' Initial Proxy Statement, any person giving a WHITE proxy card has the power to revoke it at any time before its exercise. The manner in which a proxy can be revoked is described on page two of the Initial Proxy Statement.

 BIOGRAPHICAL INFORMATION CONCERNING DR. COVINGTON

      Dr. Douglas Covington. Dr. Covington, age 64, currently serves as the President of Radford University in Virginia and has served in such capacity for the past five years. Dr. Covington also serves as a director on the board of directors of First National Bank (FNBP). Dr. Covington's address is Radford University, P.O. Box 68909, Radford, Virginia 24142. He currently does not beneficially own any Common Stock of the Company.

      Except as disclosed herein, according to Dr. Covington's executed questionnaire, (a) he has never served as an officer, director or employee of the Company; (b) there are no arrangements or understandings between him and any other person pursuant to which he was selected as a Nominee to serve as a Director of the Company or with respect to any future employment by the Corporation or any future transactions to which the Company or any of its affiliates will or may be a party; and (c) he shall receive no form of compensation for serving in the capacity as a Director of the Company, other than any compensation currently paid by the Company to its Directors in their capacity as a Director. Dr. Covington has consented in writing to be named as a nominee for election as a Director in the Kirk Stockholders' proxy material to be used in connection with the Meeting and, if elected, has consented to serving as a Director. The Kirk Stockholders are unaware of any reason why Dr. Covington, if elected, should be unable to serve as a Director.

      Dr. Covington is not currently involved and has not been involved since January 1, 1999, in any transaction, series of transactions or proposed transactions to which the Company or any of its subsidiaries was or is to be a party or in any business relationship with the Company or any of its subsidiaries and has not been indebted to the Company or any of its subsidiaries since January 1, 1999. Dr. Covington does not beneficially own any shares of common stock of the Company.

      If you have any questions about the WHITE proxy card or need assistance in voting your shares, please contact:

                  CORPORATE INVESTOR COMMUNICATIONS, INC.
                             111 COMMERCE ROAD
                       CARLSTADT, NEW JERSEY 07072
                        TOLL FREE:  (877) 842-2404




                                DETACH HERE

                                 SCIOS INC.
                     ANNUAL MEETING OF STOCKHOLDERS
                     TO BE HELD ON FEBRUARY 28, 2000

                  THIS PROXY IS SOLICITED ON BEHALF OF
                                RANDAL J. KIRK
                                 RJK, L.L.C.
                               KIRKFIELD, L.L.C.
                      THE KIRK FAMILY INVESTMENT PLAN
                  (COLLECTIVELY, THE "KIRK STOCKHOLDERS")


      The undersigned hereby appoints Randal J. Kirk, with full power of substitution, as proxy of the undersigned, to attend the Annual Meeting of Stockholders of Scios Inc., to be held on February 28, 2000, at a time and site to be selected by the Company, and at any adjournment or postponement thereof, to vote the number of shares the undersigned would be entitled to vote if personally present, and to vote in his discretion upon any other business that may properly come before the meeting.

      THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR PROPOSAL 1.

      Please sign, date and return this proxy in the envelope provided, which requires no postage if mailed in the United States.


                                              -----------
                                              SEE REVERSE
 CONTINUED AND TO BE SIGNED ON REVERSE SIDE       SIDE
                                              -----------

 PLEASE MARK  / X / VOTES AS IN THIS EXAMPLE
 --------------------------------------------------------------------------
 THE KIRK STOCKHOLDERS RECOMMEND A VOTE FOR PROPOSAL 1.
 --------------------------------------------------------------------------

 1.   Election of Directors.

      NOMINEES: John H. Greist, M.D., Larry D. Horner, Kurt P. Kalm, Randal
                J. Kirk, Domenic A. Sica, M.D., John P. Szlasa, Dr. Douglas Covington

 FOR ALL NOMINEES  /  /
 WITHHOLD ALL NOMINEES  /  /
 FOR ALL NOMINEES EXCEPT AS NOTED BELOW:

 --------------------------------------------------------------

 MARK HERE IF YOU PLAN TO ATTEND THE MEETING  /  /
 MARK HERE FOR ADDRESS CHANGE AND NOTE BELOW  /  /

 (Please sign exactly as name appears. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.)


 Signature: _______________________________   Date: _____________________


 Signature: _______________________________   Date: _____________________